EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”), effective as of December 24, 2013 (the “Effective Date”), is entered into by and between Lone Oak Acquisition Corporation, a Cayman Islands Company (the “Employer” or the “Company”), and Jason Hoisager, an individual residing in Midland, Texas (the “Executive”). The Employer and the Executive may be referred to singularly as “Party” or collectively as “Parties.”

RECITALS

WHEREAS, the Employer wishes to offer employment to Executive and Executive desires to be employed by Employer on the terms and conditions contained herein;

WHEREAS Employer acknowledges and rewards the value and loyalty of the Executive and seeks to build and protect the Company’s stability, growth, customer base, technology and other competitive advantages; and

WHEREAS, the Executive wishes to evidence his commitment to the Company and its objectives;

NOW, THEREFORE, in consideration of the foregoing premises and the respective agreements hereinafter set forth and the mutual benefits to be derived hereinafter, Employer and Executive hereby agree as follows:

AGREEMENTS

1.          Employment Term. The Employer hereby employs the Executive commencing on the Effective Date and ending on the third anniversary thereafter; provided, however, the Agreement shall automatically renew or extend for consecutive terms of one (1) year, unless either Party gives prior written notice to the other Party of its desire to terminate the Agreement at least 90 days prior to the expiration of the initial term or any renewal term (in any event, the “Term”). Notwithstanding the foregoing, the Parties shall have the termination rights as set forth in Section 5 of this Agreement. The obligations of the Parties under Sections 5 through 24 shall survive according to the terms of each provision. The Executive accepts such employment and agrees to perform the services specified herein, all upon the terms and conditions hereinafter stated.

2.          Duties. The Executive shall serve in the position of Chief Executive Officer and President and shall report to and be subject to the general direction and control of the Board of Directors (“Board”) of the Company or its designee. In such capacity he shall be responsible for the supervision of the day to day operations of the Company and the implementation of its business plans and strategies, in each case, subject to the Board and in accordance with and subject to budgets approved from time to time by such Board. The Executive shall perform such duties consistent with the Executive’s position, as well as other related duties from time to time assigned to the Executive by the Board. The Executive further agrees to perform, without additional compensation, such other services for the Employer and for any of its affiliates as the Board shall from time to time specify, if such services are of the nature commonly associated with or similar to that of the Executive’s position with a company engaged in activities similar to the activities engaged in by the Employer at the time of execution of this Agreement.

3.          Extent of Service. The Executive shall devote his full business time, attention, and energy to the business of the Employer, and shall not be engaged in any other business activity that competes with or detracts from the business of the Employer during the Term of this Agreement. The foregoing shall not be construed as preventing the Executive from making passive investments in other businesses or enterprises, if (i) such investments will not require services on the part of the Executive which would in any material way impair the performance of his duties under this Agreement, or (ii) such other businesses or enterprises are not engaged in any business competitive with the business of the Employer or any of its affiliates. The Executive shall be based in the vicinity of the Midland, Texas (or other area as may be agreed upon by the Parties) and, subject to travel requirements as reasonably necessary to support successful business development efforts and management of the business, shall perform his services from a mutually agreed location in that area.

4.          Compensation and Benefits. As payment for the services to be rendered by the Executive hereunder during the Term of this Agreement, the Executive shall be entitled to receive the following:

(a)          an annual base salary at the rate of $300,000.00 a year (the “Base Salary”), less deductions required by law, payable in accordance with the Employer’s standard payroll schedule;

(b)          participation at an appropriate level for the Chief Executive Officer of the Company in any bonus of incentive plan adopted by the Company, including any equity incentive plan;

(c)          participation on the same basis generally as other similarly situated employees of the Company, in all benefits as may be offered by the Company from time to time;

(d)          reimbursement of reasonable expenses incurred by Executive in accordance with such expense reimbursement policies of the Company; and

(e)          paid vacation of four (4) weeks per year.

5.          Termination. Executive’s employment with Company under this Agreement may be terminated in accordance with this Section 5. The date upon which any such termination becomes effective shall be deemed the “Termination Date”.

(a)          Termination by Company for Cause. Company may terminate Executive’s employment with Company under this Agreement for Cause at any time without notice and without any payment to Executive whatsoever, save and except for the payment of any Base Salary and vacation accrued but unpaid up to the Termination Date, if Executive engages in any of the following conduct (termination for “Cause”):

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(i)          the breaching of any material provision of this Agreement after Company has given Executive written notice of such breach and a period of not less than 30 days to correct, or cause to be corrected, such breach;

(ii)         misappropriation of funds or property of Company or its affiliates;

(iii)        engaging in conduct, even if not in connection with the performance of the duties hereunder, which might be reasonably expected to result in any effect materially adverse to the interests of Company or any of its affiliates, such as fraud, dishonesty, conviction (or a judicial finding of evidence sufficient to convict) of any felony;

(iv)         failing to fulfill and perform the duties assigned to Executive in accordance with the terms herein after Company has given notice of such failure and a period of not less than 15 days to correct, or cause to be corrected, such failure; and

(v)          failing to comply with corporate policies of Company or any of its affiliates that are promulgated from time to time by Company, provided, however, that Company shall not be unreasonably arbitrary in its enforcement of corporate policies with respect to Executive.

(b)          Termination by Employee for Good Reason. Employee shall have good reason (“Good Reason”) as defined below to resign his employment within sixty (60) days following notice and receive the same payments as provided under Section 5(d)(i), provided Employee has first provided written notice to Employer of conduct warranting termination of Executive’s employment for Good Reason and provided Employer a period of not less than thirty (30) days to cure such conduct:

(i)          A material diminution in the nature and scope of the Employee’s authorities or duties, including but not limited to a change in the Employee’s reporting relationship, a required move of more than 50 miles from Midland, Texas, a reduction in pay or removal from the Company’s Board of Directors; or

(ii)         A material breach of this Agreement by the Employer.

(c)          Termination by Executive Without Good Reason. Executive may terminate his employment with Company at any time, for any reason, by providing 60 days’ advance written notice to Company, which may be waived in whole or in part by Company. If Company waives the notice period in whole or in part, Company shall pay the Base Salary for the portion of the notice period that has been waived. Executive shall be entitled to payment of any Base Salary, out of pocket expenses in accordance with Section 4(d) and vacation pay accrued up to the Termination Date. Executive shall not be entitled to any accrued annual bonus or other benefits.

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(d)          Termination by Company Without Cause. Company may terminate Executive’s employment, without Cause as defined in Sections 5(a) in which case Company shall pay Executive the following, less withholdings required by law:

(i)          all accrued but unpaid Base Salary to the Termination Date;

(ii)         all accrued but unpaid vacation pay to the Termination Date;

(iii)        a severance amount equal to 24 months of Base Salary;

(iv)         payment of an amount equal to Employee’s cash bonus for the prior year, if applicable;

(v)          if the Executive timely and properly elects continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”), the company shall reimburse Executive for the monthly premiums associated with continuation of Executive and his dependents’ insurance coverage. Such reimbursement shall be paid to the Executive on the 3rd day of the month immediately following the month in which the Executive timely remits the premium payment. The Executive shall be eligible to receive such reimbursement until the earliest of (x) the 12 month anniversary of the Termination Date; (y) the date the Executive is no longer eligible to receive COBRA continuation coverage; and (z) the date on which the Executive becomes eligible to receive substantially similar coverage from another employer; and

(vi)         regardless of the terms of any applicable plan, all long-term incentive compensation (equity or otherwise) shall accelerate and vest immediately.

Prior to, and as a condition to, receiving the payments in this Section 5(d), Executive agrees to execute a full and final release in favor of Company, in a form reasonably satisfactory to Company.

The above amounts will be paid in 12 equal installments during the 12 month period after the Termination Date subject to the fulfillment of the provision of a full and final release no later than 30 days after the Termination Date, and shall not be subject to the requirement of mitigation, nor reduced by any actual mitigation by Executive. The right to receive any of the above payments shall be forfeited if the required full and final release has not been received before the end of the 30-day period. The payments referred to in Section 5(d) are inclusive of any termination and/or severance payments that may be required under applicable law.

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(e)          Change of Control. Within six (6) months following a Change of Control of Company, should Company terminate this Agreement, Executive shall be entitled to receive termination payments as set out in Section 5(d), except that the payment period shall not apply, but instead the payment shall be made as a single lump immediately following the expiration of a six (6) month period from the date Executive elected to terminate his employment with the Company. For the purposes of this Section 5(d), “Change of Control” shall be defined as: (A) a tender offer or exchange offer is made and consummated for the ownership of at least fifty percent (50%) of the outstanding voting securities of the Company; (B) the Company is merged or consolidated with another entity (other than pursuant to a redomestication transaction) and as a result of such merger or consolidation, at least fifty percent (50%) of the outstanding voting securities of the surviving or resulting entity is owned directly or indirectly in the aggregate by a person or persons other than a person or persons who owned at least fifty percent (50%) of the outstanding voting securities of the Company immediately prior to such merger or consolidation; (C) the Company is liquidated or otherwise sells or transfers all or substantially all of its assets to another entity which is not wholly owned, directly or indirectly, by a person or persons who own at least fifty percent (50%) or more of the outstanding voting securities of the Company; or (D) a person, within the meaning of Section 3(a)(9) or Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and in effect from time to time, acquires over fifty percent (50%) or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record).

(f)          Death. Executive’s employment with Company under this Agreement shall automatically terminate upon the death of Executive. Upon termination for death, Executive or Executive’s estate shall only be entitled to (i) payment of any portion of the Base Salary due to owing up to such date; (ii) payment of any accrued but unused vacation pay; (iii) reimbursement of all out of pocket expenses in accordance with Section 4(d); and (iv) notwithstanding any plan provision to the contrary, all long-term incentive compensation (equity or otherwise) subject to the vesting shall accelerate and automatically vest.

(g)          Permanent Disability. In the event that Executive suffers a Permanent Disability (as defined below), the employment of Executive may be terminated by Company upon 90 days' notice to Executive; except that if the termination of Executive’s employment would impair his ability to receive long term disability benefits in whole or in part, Executive shall, in lieu of termination, be placed on an unpaid leave of absence, it being understood, however, that Executive shall not be entitled to re-employment by Company after such leave of absence or when he ceases to be in receipt of such benefits. Upon termination of employment for Permanent Disability, Executive or Executive’s estate shall only be entitled to (i) payment of any portion of the Base Salary due and owing up to such date; (ii) reimbursement of all expenses in accordance with Section 4(d); (iii) payment for any accrued but unused vacation pay; and (iv) notwithstanding any plan provision to the contrary, all long-term incentive compensation (equity or otherwise) subject to the vesting shall accelerate and automatically vest. For the purposes of this Section 5(g), “Permanent Disability” means a mental or physical disability whereby Executive:

(i)          is unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his obligations as an employee or officer of the Company either for six consecutive months or for a cumulative period of two months out of 12 consecutive calendar months, or

(ii)         is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs.

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(h)          Resignation as Officer or Director Upon Termination. Upon termination of his employment for any reason whatsoever, Executive shall thereupon be deemed to have immediately resigned any position Executive may have as an officer or director of Company together with any other office, position or directorship which Executive may hold with any of its Affiliates. In such event, Executive shall, at the request of Company, forthwith execute any and all documents appropriate to evidence such resignations. Executive shall not be entitled to any payments in respect of such resignations in addition to those provided for herein.

(i)          Survival. Notwithstanding the termination of the Executive’s employment, or the manner of termination, the provisions of Sections 6 of this Agreement shall survive such termination.

6.          One-Year Post-Employment Obligations.

(a)          In further consideration of the compensation to be paid to Employee hereunder, Employee acknowledges that in the course of his employment with the Company and its Subsidiaries he shall become familiar with the Company’s and its Subsidiaries’ trade secrets and with other confidential information concerning the Company and its Subsidiaries and that his services have been and shall be of special, unique and extraordinary value to the Company and its Subsidiaries. Employee agrees that, so long as employee is employed by the Company or any of its Subsidiaries and continuing for twelve (12) months after termination of employment (the “Noncompete Period”), he shall not, directly or indirectly, anywhere in the Applicable Area, on his own account, or as an employee, consultant, agent, partner, joint venture, owner or officer of any other person, firm, partnership, corporation or other entity, or in any other capacity, (i) act in a capacity similar to Employee’s capacity during his employment with the Company, (ii) render services or engage in activities similar to any of the services provided by Employee to the Company, or any of the activities engaged in by Employee on behalf of the Company or any of its Subsidiaries, or (iii) supervise, directly or indirectly, any person or function which acts in a capacity, or provides services, similar to those described in clauses (i) or (ii) above. Nothing herein shall prohibit Employee from being a passive owner of not more than 4% of the outstanding stock of any class of a corporation which is publicly traded, so long as Employee has no active participation in the business of such corporation. “Applicable Area” means an area within fifty (50) miles of any area in which the Company has engaged in drilling for hydrocarbon products.

(b)          Executive will not solicit, induce or attempt to induce any other employee, agent or contractor of Company or its affiliates with whom Executive worked or about whom Executive obtained Confidential Information in the twelve (12) month period immediately preceding Executive’s Termination Date, to leave the employ Company or its affiliates to work for a competitor of Company or its affiliates in the same or similar capacity as the other Executive worked for Company or its affiliates.

7.          Insurance. Employer agrees to maintain throughout the term of this Agreement D&O coverage substantially similar in nature to its current D&O coverage, providing coverage to Executive for those claims and causes of action arising out the performance of Executive’s duties in the course and scope of his employment under this Agreement.

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8.          Notices. All notices, requests, consents, demands, or other communications required or permitted to be given pursuant to this Agreement shall be deemed sufficiently given when delivered either (i) personally with a written receipt acknowledging delivery, (ii) by confirmed telefax, or (iii) within three (3) business days after the posting thereof by United States first class, registered or certified mail, return receipt requested, with postage fee prepaid and addressed to the following:

If to Employer:	________________________
________________________
________________________
________________________
Attn: ___________________

If to Executive:	________________________
________________________
________________________

Any Party, at any time, may designate additional or different addresses for subsequent notices or communication by furnishing notice to the other Party in the manner described above.

9.          Specific Performance. The Executive and Employer acknowledges that a remedy at law for any breach or threatened breach of Section 6 of this Agreement will be inadequate and that each Party may be entitled to specific performance, injunctive relief, and any other remedies available to it for such breach or threatened breach. If a bond is required to be posted in order for either Party to secure an injunction, then the Parties stipulate that a bond in the amount of One Thousand and No/100 Dollars ($1,000) will be sufficient and reasonable in all circumstances to protect the rights of the Parties.

10.         Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such provision or invalidity only, without invalidating the remainder of such provision or any remaining provisions of this Agreement.

11.         Assignment. This Agreement may not be assigned by the Executive. Neither the Executive, his spouse, nor their estates shall have any right to encumber or dispose of any right to receive payments under this Agreement, it being understood that such payments and the right thereto are nonassignable and nontransferable.

12.         Binding Effect. Subject to the provisions of Section 11 above, this Agreement shall be binding upon and inure to the benefit of the Parties hereto, the Executive’s heirs and personal representatives, and the successors and assignees of the Employer.

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13.         Prior Employment Agreements and Obligations. Executive represents and warrants to the Employer that he has fulfilled all of the terms and conditions of all prior employment agreements and employer policies to which he may be a party or have been a party, and that at the time of execution of this Agreement, the Executive is not a party to or otherwise restricted by any other employment agreement, non-solicitation agreement, non-competition covenant, confidentiality or nondisclosure agreement in any manner which would prevent Executive from performing the services contemplated by this Agreement. Executive represents and warrants that nothing contained in any agreement that he has with any parties shall preclude Executive from performing all of his duties, obligations and covenants as contained in this Agreement. Employer is entering into this Agreement solely for the expertise and experience of Executive, and Employer expressly forbids Executive from using or disclosing any confidential information or trade secrets of any prior employer or other third party in connection with Executive’s performance under this Agreement. Executive represents and warrants to Employer that he has not and will not in the future, take, use or disclose the confidential information or trade secrets of a third-party for the benefit of Employer.

14.         Parol Evidence. This Agreement (and any other agreements incorporated by reference herein) constitutes the sole and complete agreement between the Parties hereto as to the matters contained herein, and no verbal or other statements, inducements or representations have been made to or relied upon by either Party, and no modification hereof shall be effective unless in writing, signed, and executed in the same manner as this Agreement; provided, however, that the amount of compensation to be paid to the Executive for services to be performed for the Employer may be changed from time to time by the Parties hereto by written agreement without in any other way modifying, changing, or affecting this Agreement and the performance by the Executive of any of the duties of his employment with the Employer.

15.         Waiver. Any waiver to be enforceable must be in writing and executed by the Party against whom the waiver is sought to be enforced.

16.         Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions.

17.         Mutual Waiver of Jury Trial. THE EMPLOYER AND EXECUTIVE EACH WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE EMPLOYER AND THE EXECUTIVE EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

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18.         Attorneys’ Fees. If any litigation is instituted to enforce or interpret the provisions of this Agreement or the transactions described herein, the prevailing Party in such action shall be entitled to recover its reasonable attorneys’ fees from the other Party or Parties hereto.

19.         Drafting. Each of the Parties hereto acknowledges that each Party was actively involved in the negotiation and drafting of this Agreement and that no law or rule of construction shall be raised or used in which the provisions of this Agreement shall be construed in favor or against any Party hereto because one is deemed to be the author thereof.

20.         Multiple Counterparts. This Agreement may be executed in multiple counterparts, including by facsimile transmission and email in portable document format, each of which shall have the force and effect of an original, and all of which shall constitute one and the same agreement.

21.         Acknowledgment of Enforceability. Executive acknowledges and agrees that this Agreement contains reasonable limitations as to time, geographical area, and scope of activity to be restrained that do not impose a greater restraint than is necessary to protect the goodwill or other business interest of Employer. Therefore, Executive agrees that all restrictions are fairly compensated for and that no unreasonable restrictions exist.

22.         Reconstruction of Agreement. Should a court of competent jurisdiction or an arbitrator having jurisdiction declare any of the provisions of this Agreement unenforceable due to any unreasonable restriction of time, geographical area, scope of activity, or otherwise, in lieu of declaring such provision unenforceable, the court, to the extent permissible by law, shall, at the Employer’s request, revise or reconstruct such provisions in a manner sufficient to cause them to be enforceable.

23.         Confidentiality. Executive acknowledges and agrees that the terms and conditions and the financial details of this Agreement are confidential and Executive agrees that he will not disclose the same to non-parties under any circumstances unless compelled by law.

24.         Counsel. Executive acknowledges that he is executing a legal document that contains certain duties, obligations and restrictions as specified herein. Executive furthermore acknowledges that he has been advised of his right to retain legal counsel, and that he has either been represented by legal counsel prior to his execution hereof or has knowingly elected not to be so represented.

By signing below, the Executive acknowledges that he has received, read, and agrees to adhere to the terms and conditions contained within this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

EMPLOYER:

Lone Oak Acquisition Corporation

By:
Name:
Title:

EXECUTIVE:

By:
Name:	Jason Hoisager

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